[GIBSON DUNN LETTERHEAD]

March 23, 2011	James Moloney Direct: 949.451.4343 Fax: 949.475.4756 JMoloney@gibsondunn.com Client: C 02133-00034

VIA EDGAR

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Ameron International Corporation Definitive Additional Materials filed March 7 and 16, 2011 File No. 001-09102

Dear Mr. Hindin:

On behalf of our client, Ameron International Corporation, a Delaware corporation (the “Company” or “Ameron”), set forth below are the Company’s responses to the Staff’s comment letter, dated March 17, 2011 (the “Comment Letter”), with respect to the above captioned definitive additional proxy materials.

The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

General

1.           We note that the Company has made statements in its soliciting material that appear to directly or indirectly impugn the character, integrity or personal reputation of Mr. Mitarotonda, or make charges of illegal, improper or immoral conduct without adequate factual foundation. The following problematic statements are representative of those that appear in the filing:

•
“Confirming our worst fears regarding the type of director that he would be, Mr. Mitarotonda’s most recent dismissal of Mr. Davenport’s religious background was distasteful, unwarranted and inappropriate.” (Definitive additional materials filed March 16, 2011).

[GIBSON DUNN LETTERHEAD]

Perry J. Hindin
March 23, 2011

Response:  The Company made this statement in direct response to page 9 of Barington’s March 11, 2011 letter to Ameron stockholders, which claimed in relevant part that “If Mr. Mitarotonda is elected to the Board, he will have all of the resources of Barington available to assist him, including Barington’s analysts, consultants and operational and corporate governance experts. In contrast, David Davenport, who is a former minister for the Church of Christ and a past President and Distinguished Professor of Public Policy and Law at Pepperdine University, currently serves as a counselor to the Director of the Hoover Institution at Stanford University” (emphasis added).  In the Company’s view, Mr. Mitarotonda condescendingly chose to contrast his purported expertise and resources with Mr. Davenport’s Christian ministry, while ignoring Mr. Davenport’s substantial business background, and thereby intentionally trivializing Mr. Davenport’s Christian faith.  For that matter, we believe Barington’s statement on this point itself is materially misleading in contravention of Rule 14a-9, because it misleadingly omits material information about Mr. Davenport’s experience, including his experience as a director of three public companies, President of a major university, and CEO of a technology company.

•	“David Davenport is an ethical, well-rounded and balanced individual against whom Mr. Mitarotonda does not begin to compare.” (Definitive additional materials filed March 16, 2011).

Response:  The Company does not understand that cited statement to in any manner impugn Mr. Mitarotonda’s character or conduct, except in contrast to Mr. Davenport’s well-rounded resume as a theologian, board member, university president, teacher and researcher, and corporate CEO.  It therefore extols Mr. Davenport as a man of superior ethics, education and experience.  Consistent with its nomination and support of Mr. Davenport, the Company firmly believes Mr. Davenport’s qualifications to be superior to those of Mr. Mitarotonda, particularly in light of the current needs on the Board and its expressed desire to attract diversity of backgrounds, opinions and expertise.  Accordingly, as an expressed belief of the Board regarding which of the nominee’s qualifications and ethics are stronger, we do not believe the statement comes even remotely close to violating Rule 14a-9.

•
“In stark contrast to Ameron’s performance, Mr. Mitarotonda has been unable to effectively manage his own organization and investments. Numerous managers and analysts have left him due to his management style, and his fund’s assets under management have fallen in recent years by over 80%, from over $500 million to less than $100 million—a powerful indictment of his poor record with his portfolio companies.” (Definitive additional materials filed March 16, 2011). In responding to this comment, please address disclosure on page 3 of the definitive additional materials filed by Barington Companies Equity Partners, L.P. on March 11, 2011, including the table disclosed on page 3, indicating that since it was established in January 2000, Barington Companies Equity Partners’ cumulative returns and compounded annual growth rate have significantly outpaced relevant benchmarks.

[GIBSON DUNN LETTERHEAD]

Perry J. Hindin
March 23, 2011

Response:  This statement does not refer to the performance of Barington’s cumulative returns and compounded annual growth since 2000, but rather refers to the more recent decrease in the value of the fund’s assets.  Furthermore, the Company disputes that broad-based indices are relevant benchmarks for a concentrated hedge fund like Barington with, most likely, significantly higher volatility than such broad-based indices.  Moreover, as indicated on pages 4 and 5 of the Company’s definitive additional materials filed on March 2, 2011, two of Barington’s flagship investments, Pep Boys and A. Schulman, have underperformed their peer groups in recent years.  The Company believes that Barington’s investors’ redemptions strongly suggest that they believe they can achieve greater returns with lower risk by investing with other managers and that Barington’s investors’ withdrawals may be related to the underperformance of certain of its portfolio companies, such as Pep Boys and A. Schulman.

•
“Mitarotonda started Barington Capital in 1991 as an investment bank targeting small businesses, after beginning his brokerage career at DH Blair; a firm that was subsequently served with a criminal indictment.” (Definitive additional materials filed March 7, 2011 – Investor Presentation, slide 43). In responding to this comment, please address the fact that Mr. Mitarotonda left DH Blair in 1988.

Response: The Company believes that it has an adequate factual foundation for this statement.  At DH Blair, Mr. Mitarotonda served as Vice President of Investments, and, although he left DH Blair in 1988, the firm was the subject of several criminal and civil investigations in both the 1980s and 1990s.  Furthermore, the 2000 indictment of DH Blair by the Manhattan District Attorney covered activities beginning in 1989, only a short time after Mr. Mitarotonda’s departure.  According to the New York Times, DH Blair settled accusations of regulatory violations with the Securities and Exchange Commission in 1980, the National Association of Securities Dealers in 1989 and the New York Stock Exchange in 1991, and Barington acquired most of DH Blair’s assets in 1998, during an ongoing investigation of DH Blair by the Manhattan District Attorney’s office.1  Additionally, Barington reportedly hired several of DH Blair’s brokers when DH Blair closed its brokerage operations.2  Though Mr. Mitarotonda may not have been officially employed by DH Blair after 1988, Barington’s subsequent acquisition of DH Blair’s brokerage assets raise questions about his continued involvement with DH Blair after his official departure, especially considering that DH Blair was allegedly “at the center of a network of Mafia-affiliated brokerages.”3

1	“Barington Capital to Acquire Most of DH Blair’s Assets,” New York Times, January 9, 1998.

2
“Barington Shuts Down Brokerage Operations to Focus on Merchant Banking,” Securities Week, May 17, 1999 (this article was previously provided to the Staff as a supplement to the response letter sent March 11, 2011).

3
“Bernie Madoff, D.H. Blair, Michael Milken, and the Story of Dendreon,” Market Rap, July 6, 2009 (http://www.marketrap.com/article/view_article/91105/bernie-madoff-dh-blair-michael-milken-and-the-story-of-dendreon-chapter-3).

[GIBSON DUNN LETTERHEAD]

Perry J. Hindin
March 23, 2011

•	“Barington has a history of manipulating companies for its own gain and profiting as they fail.” (Definitive additional materials filed March 7, 2011 – Investor Presentation, slide 44).

Response:  We respectfully submit that the Company has an adequate factual foundation for its expressed belief in this regard.  For example:

•
In 1998, after Interactive Flight Technologies (“IFT”) failed to adopt Barington’s suggestions with regards to business strategy, Barington filed a derivative lawsuit.  Barington settled the lawsuit with IFT in October of 1998, and, as a result of that settlement, Barington obtained the right to provide investment banking services to IFT for 12 months.  Barington received a retainer of $250,000 for these services and a fee of $30,000 per month upon the signing of the settlement agreement.4

•
In 2000, Barington purchased shares of musicmaker.com, subsequently renamed MM Companies (“MM”), and in 2001 Mitarotonda was appointed President and CEO and a Class A Director of MM’s new board.  Following Mitarotonda’s appointment, MM’s new board approved a cash distribution of $3 per share, and the company suspended its website and terminated over eighty percent of its workforce.5  By July 1, 2001, MM was operating out of Barington’s offices, for which Barington received a $5,000 monthly fee.6  On August 27, 2001, MM was de-listed from the NASDAQ National Market and commenced trading on the over the counter bulletin board under the symbol MMCO.7

4	Global Technologies Ltd. DFAN14A filed on October 23, 1998.

5	George Foreman Enterprises 10-K405 filed on April 2, 2001 (MM is currently named George Foreman Enterprises).

6	George Foreman Enterprises 10-K filed on April 2, 2002.

7	George Foreman Enterprises 10-K filed on March 31, 2003.

[GIBSON DUNN LETTERHEAD]

Perry J. Hindin
March 23, 2011

Please do not use these or similar statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

Response:  We note the Staff’s comment and the Company will take care to limit future statements to those for which a reasonable basis exists.  We do note, however, that the Company has conducted extensive investigations into Barington and Mr. Mitarotonda and the Company believes it has ample supporting evidence for its views, much of which is referenced in the body of the Company’s stockholder communications.

2.           Please provide support for the following statement in the second set of definitive additional materials filed March 16, 2011:

•	“We also have been informed that there has been significant turnover in analysts and managers at Barington, which we believe to be partly the result of Mr. Mitarotonda’s actions.”

Response:  We respectfully submit that the Company has an adequate factual foundation for the assertions cited by the Staff.  In this regard, we note that the Company hired a nationally recognized investigation firm, which conducted several interviews of former Barington employees with first-hand knowledge of Barington’s operations.  Based on those interviews and information subsequently provided to the Company, the Company is of the view that the statements are more than adequately supported and come from persons with more than ample understanding of the high turn-over in analysts and managers at the firm, including the reasons for their departures.

We appreciate your prompt attention to this matter.  If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (949) 451-4343 or my colleague Jeff Le Sage at (213) 229-7504.

[GIBSON DUNN LETTERHEAD]

Perry J. Hindin
March 23, 2011

Sincerely,

/s/ James J. Moloney

James J. Moloney

JJM/kkl
Enclosure

cc:	Leonard McGill Senior Vice President, General Counsel and Corporate Secretary Ameron International Corporation Jeffrey Le Sage, Esq., Gibson, Dunn & Crutcher LLP